PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES
CONTRACT FOR UK AEROSPACE BVLOS TESTING

Plymouth, Massachusetts - September 21, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing detection apparatus and unmanned technologies, is pleased to announce the sale of custom drones and training services to Cranfield University in collaboration with the UK Civil Aviation Authority (CAA) National Beyond Visual Line of Sight Experimentation Corridor (NBEC).

The goal of the NBEC is to provide a safe, managed environment to test and develop concepts, principles, and the related technologies to enable flying unmanned aircraft systems beyond visual line of sight (BVLOS) in non-segregated airspace.

"From the outset, the differentiator of the PRT UAS operation was to create a product portfolio designed and engineered for autonomous and BVLOS flight as the primary function, while having a fully manual piloting capability as a secondary function" stated Ben Pickard, VP of UAS Development at PRT. "Our UAS platforms are currently being used in demanding BVLOS missions with critical value humanitarian and civilian missions which include the UN, Oil & Gas and Environmental agencies. We are honoured to be supplying products and services into this program and further to share any data from operational deployments that will assist not only the CAA in the UK, but also the FAA in the United States" concluded Pickard.

"Being chosen by Cranfield University to be the supplier of UAS and training services for this globally recognized program is a positive endorsement of the Company and its products," stated Carl Cagliarini, Chief Strategy Officer of PRT.  "The requirement for Unmanned Traffic Management (UTM) capabilities to ensure flight safety systems, electronic redundancy and constant communication must be rigorously tested if drone technologies are ever to be deployed over urban environments for commercial operations. This program takes our proven technologies to a higher level by assessing UAS capabilities towards the goal of introducing drones into non-segregated airspace. This will require drones to sense, communicate and work with manned aircraft across general aviation and military operations" concluded Cagliarini.

About Cranfield University

We are the only university in Europe with our own airport and runway. Through the strong links with industry, we have built over the past 70 years, we focus on defining and delivering the aircraft, airport, and airspace management of the future. Read less

Using our expertise in propulsion, aeronautical engineering, intelligent automation, autonomous systems, and computational engineering we are creating tomorrow's air vehicles and businesses here today.

Our blue-sky research generates concepts that, through then building and testing, we actually put into practice in physical flight demonstrations. Using our airport at Cranfield we show how our ideas are more than theories but work on the ground and in the air. Find out more about our global research airport and expertise in aircraft electrification and urban air mobility.

Because our work starts with ideas and culminates in actual delivery Cranfield offers something for industry partners and also people at all stages of their career.

We have more than 200 doctoral students and 400 MSc Aerospace students drawn from universities around the world. We are the UK's top destination for aerospace engineering postgraduate students and the largest provider of accredited aerospace degree courses.

https://www.cranfield.ac.uk/themes/aerospace

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.